FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of March 2004

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAI) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X            Form 40-F
                                    ---                       ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes               No   X
                                  ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                      Event and Summary                   Exhibit No.

March 2004     Press release, dated March 18, 2004 announcing            99.1
               the extension by Banco de Galicia y Buenos Aires
               S.A. of the expiration date of its Exchange Offer and APE Solicitation for its 9% Notes due 2003 and Step Up Floating Rate Notes due 2002 to April 15,
               2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO FINANCIERO GALICIA S.A.
                                        (Registrant)



     Date:  March 19, 2004              By:  /s/ Antonio Garces
                                           -------------------------------------
                                           Name:   Antonio Garces
                                           Title:  Chief Executive Officer